

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

James F. Brunk
Chief Financial Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, GA 30701

       Re: Mohawk Industries, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed February 23, 2022
          File No. 001-13697

Dear James F. Brunk:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing